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                                    FORM 6-K



                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                January                               2005
                                ---------------------------       -----------
Commission File Number          0-29898
                                ---------------------------

                           Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ______       Form 40-F  __X__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes________              No ___X___


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
         1 Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended November 27, 2004 Compated to the Three Months and Nine Months Ended November 29, 2003.

         2 Unaudited Interim Consolidated Financial Statements for the Three Months and Nine Months Ended November 27, 2004.

         3           Certification of co-CEO (Michael Lazaridis)

         4           Certification of co-CEO (James L. Balsillie)

         5           Certification of CFO (Dennis Kavelman)

                                                                 DOCUMENT 1

                          RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 27, 2004 COMPARED TO THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 29, 2003

January 7, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months and nine months ended November 27, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Interim 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP" and note 18 to the Consolidated Financial Statements.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of January 7, 2005. The MD&A should be read in conjunction with RIM's Consolidated Financial Statements.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and the Securities and Exchange Commission at www.sec.gov.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2005;

o the Company's estimates regarding earnings sensitivity relating to warranty expense and estimates for the effect of interest rate changes on the Company's cash, cash equivalents and short-term investments;

o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;

o the Company's plans and expectations with respect to the NTP patent litigation matter;

o        RIM's revenue and earnings expectations

o        anticipated growth in RIM's subscriber base; and

o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in Annual Report on Form 40-F for fiscal 2004:

o     the outcome of RIM's ongoing litigation with NTP;

o third-party claims for infringement of intellectual property rights by RIM;

o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

o RIM's ability to enhance current products and develop and introduce new products;

o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;

o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;

o     competition;

o effective management of growth and ongoing development of RIM's service and support operations;

o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;

o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

o     RIM's dependence on a limited number of significant customers;

o     fluctuations in quarterly financial results;

o     reliance on third-party network developers;

o     foreign exchange risks;

o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;

o     the continued quality and reliability of RIM's products;

o     RIM's ability to manage production facilities efficiently;

o     risks associated with foreign operations;

o     dependence on key personnel;

o     continued use and expansion of the Internet;

o     regulation, certification and health risks; and

o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry wireless handhelds, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software;
(ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

RIM's BlackBerry licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES. BlackBerry Connect and BlackBerry Built-In are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair and maintenance programs, non-recurring engineering services ("NRE"), technical support and radio modems to original equipment manufacturers ("OEM radios").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee. There have been no changes to the Company's Critical Accounting Policies and Estimates from those disclosed as at February 28, 2004.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Hardware

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The largest component of Intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up front lump sum payments are capitalized and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets is assigned to goodwill.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 14(b) to the Consolidated Financial Statements) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 11 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the courts at the conclusion of the litigation, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO. As additional information becomes available, the Company assesses the potential liability relating to pending patent litigation and revises its estimates as required.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, material usage and other related repair costs, and freight expense.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2005

During the current fiscal year, RIM reduced its estimated warranty accrued liability by $7.9 million as a result of a reduction in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates across all of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at November 27, 2004, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $1.7 million.

INVESTMENTS

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company considers both positive evidence, and negative evidence such as the NTP matter, to determine whether, based upon the weight of that evidence, a valuation allowance is required; judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it will be able to realize its deferred tax assets in future fiscal periods in excess of its net recorded amount, the valuation allowance would be reduced, resulting in an increase to net income in the reporting periods when such determinations are made.

STOCK SPLIT

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income" and note 3 (a) to the Consolidated Financial Statements.

COMMON SHARES OUTSTANDING

On December 31, 2004, there were 188,977,718 common shares and 11,673,004 options to purchase common shares outstanding.

SUMMARY RESULTS OF OPERATIONS - THIRD QUARTER OF FISCAL 2005 COMPARED TO THE THIRD QUARTER OF FISCAL 2004

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated and unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at November 27, 2004:


                                                 As at and for the Three Months Ended                       Change
                                            November 27, 2004                November 29, 2003             2004/2003
                                       ---------------------------------------------------------------------------------------
                                                                (in thousands, except for per share amounts)
                                       ______________________________                                       __________________
                                      |                              |                                     |                  |
Revenue                               |      $ 365,852        100.0% |        $  153,891         100.0%    |       $ 211,961  |
Cost of sales                         |        174,557         47.7% |            81,493          53.0%    |          93,064  |
                                      |------------------------------|-------------------------------------| ---------------  |
Gross margin                          |        191,295         52.3% |            72,398          47.0%    |         118,897  |
                                      | -----------------------------|-------------------------------------|----------------- |-
Expenses                              |                              |                                     |                  |
 Research and                         |                              |                                     |                  |
 development                          |         27,137          7.4% |            15,673          10.2%    |          11,464  |
 Selling, marketing and               |                              |                                     |                  |
 administration                       |         49,297         13.5% |            26,233          17.0%    |          23,064  |
 Amortization                         |          8,337          2.3% |             7,226           4.7%    |           1,111  |
                                      | -----------------------------|-------------------------------------| ---------------- |
  Sub-total                           |         84,771         23.2% |            49,132          31.9%    |          35,639  |
                                      | -----------------------------|-------------------------------------| ---------------- |
Litigation (1)                        |         24,551          6.7% |             9,201           6.0%    |          15,350  |
                                      | -----------------------------|-------------------------------------| ---------------- |
                                      |        109,322         29.9% |            58,333          37.9%    |          50,989  |
                                      | -----------------------------|-------------------------------------| ---------------- |
Income from operations                |         81,973         22.4% |            14,065           9.1%    |          67,908  |
Investment income                     |         10,133          2.8% |             2,264           1.5%    |           7,869  |
                                      | -----------------------------|-------------------------------------| ---------------- |
Earnings before income taxes          |         92,106         25.2% |            16,329          10.6%    |          75,777  |
Provision for income tax (2)          |          1,711          0.5% |                 -             -     |           1,711  |
                                      | -----------------------------|-------------------------------------| ---------------- |
Net income                            |      $  90,395         24.7% |         $  16,329          10.6%    |       $  74,066  |
                                      | =============================|=====================================| ================ |
Earnings per share (3)                |                              |                                     |                  |
 Basic                                |      $    0.48               |         $    0.10                   |       $    0.38  |
                                      | =================            |  =================                  | ================ |
 Diluted                              |      $    0.46               |         $    0.10                   |       $    0.36  |
                                      | =================            |  =================                  | ================ |
                                       ______________________________|                                     |__________________
Total assets                                $2,336,031                        $  940,109
Total liabilities                              337,215                           194,658
Shareholders' equity                        $1,998,816                        $  745,451

NOTES:
------

(1) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(3)  See "Stock Split" and note 3 (a) to the Consolidated Financial Statements.

EXECUTIVE SUMMARY

As the above table highlights, the Company's results reflect strong growth in RIM's business, which yielded a significant increase in net income during the third quarter of fiscal 2005 versus the comparable period in fiscal 2004. The key factors that contributed to this improvement in net income are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $74.1 million to $90.4 million, or $0.48 basic earnings per share and $0.46 diluted earnings per share, in the third quarter of fiscal 2005, compared to net income of $16.3 million, or $0.10 basic and diluted earnings per share, in the third quarter of fiscal 2004.

THIRD QUARTER 2005 KEY FACTORS

Revenue and resulting gross margin growth

Revenue increased by $212.0 million to $365.9 million in the third quarter of fiscal 2005, compared to $153.9 million in the preceding year's third quarter. The number of BlackBerry handhelds sold increased by 470,000, or 198.7%, to 707,000 in the third quarter of fiscal 2005 compared to 237,000 in the third quarter of fiscal 2004. Average selling price ("ASP") increased to $368 in the current quarter from $366 in the third quarter of fiscal 2004. Handheld revenues increased by $173.8 million, or 200.6%, to $260.5 million in the third quarter of fiscal 2005. Service revenue increased by $16.4 million to $61.0 million from $44.6 million, reflecting the Company's net increase in BlackBerry subscribers during the period. Software revenue increased by $11.6 million to $25.6 million in the third quarter of fiscal 2005.

Gross margin increased to $191.3 million, or 52.3% of revenue, in the third quarter of fiscal 2005, compared to $72.4 million, or 47.0% of revenue, in the same period of the previous fiscal year, as a result of the $212.0 million revenue increase and the realization of certain related cost efficiencies. The increase of 5.3% in gross margin in the third quarter of fiscal 2005 is primarily attributable to the Company's continuing cost reduction efforts for its handhelds and service revenue streams, increased manufacturing and service delivery cost efficiencies as a result of the increase in handheld volumes and subscribers, and a reduction in net warranty expense; partially offset by a provision for excess and obsolete raw materials component parts inventories resulting from the transitioning to new handheld products during the third quarter of fiscal 2005.

Research and development, Selling, marketing and administration, and Amortization

Research and development, Selling, marketing and administration, and Amortization expenses increased by $35.7 million to $84.8 million in the third quarter of fiscal 2005 from $49.1 million in the third quarter of fiscal 2004. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses declined to 23.2% during the third quarter of fiscal 2005 compared to 31.9% in the third quarter of fiscal 2004, reflecting efficiencies and earnings leverage in the Company's business model that have been realized due to the increases in revenues and gross margin.

Litigation charges

Litigation expense totalled $24.6 million in third quarter of fiscal 2005, an increase of $15.4 million compared to $9.2 million in comparable period of fiscal 2004, as a direct result of the increase in U.S. infringing revenues and the resulting enhanced compensatory damages rate of 8.55%, as determined by the United States District Court for the Eastern District of Virginia (the "District Court"). See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

Investment income

Investment income increased by $7.8 million to $10.1 million in the third quarter of fiscal 2005 from $2.3 million in the comparable period of fiscal 2004, as a result of an increase in cash, cash equivalents, short-term investments and investments following the Company's public offering of common shares in January 2004, as well as improved investment yields.


SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended November 27, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.


                                                         Fiscal 2005                              Fiscal 2004
                                               ---------------  ---------------  ---------------  ----------------
                                                    Third           Second            First           Fourth
                                                   Quarter          Quarter          Quarter          Quarter
                                               ---------------  ---------------  --------------- -----------------
                                                                      (in thousands, except per share data)
Revenue                                             $ 365,852        $ 310,182        $ 269,611         $ 210,585
Gross margin                                          191,295          158,681          134,633           103,476
Research and development, Selling, marketing
and administration, and Amortization                   84,771           78,046           70,249            56,889
Litigation (1)                                         24,551           18,304           15,579            12,874
Investment (income)                                   (10,133)          (8,588)          (6,460)           (3,624)
                                               ---------------  ---------------  --------------- -----------------
Income before income taxes                             92,106           70,919           55,265            37,337
Provision for (recovery of) income tax (2)              1,711              326              293            (4,200)
                                               ---------------  ---------------  --------------- -----------------
Net income                                           $ 90,395         $ 70,593         $ 54,972         $  41,537
                                               ===============  ===============  =============== =================
Earnings per share (3)
  Basic                                              $   0.48         $   0.38         $   0.30          $   0.24
  Diluted                                            $   0.46         $   0.36         $   0.28          $   0.23
 -----------------------------------------------------------------------------------------------------------------
| Research and development                           $ 27,137         $ 24,588         $ 20,379          $ 17,877 |
| Selling, marketing and administration                49,297           44,016           40,822            32,310 |
| Amortization                                          8,337            9,442            9,048             6,702 |
|                                              ---------------  ---------------  --------------- -----------------|
|                                                    $ 84,771         $ 78,046         $ 70,249          $ 56,889 |
|                                              ===============  ===============  =============== =================|
|                                                                                                                 |
 -----------------------------------------------------------------------------------------------------------------


                                                                      Fiscal 2004                     Fiscal 2003
                                                   --------------- ---------------  ---------------  --------------
                                                        Third          Second            First           Fourth
                                                       Quarter         Quarter          Quarter          Quarter
                                                   --------------- ---------------  ---------------  --------------
                                                                     (in thousands, except per share data)

Revenue                                                 $ 153,891       $ 125,679        $ 104,461        $  87,502
Gross margin (4)                                           72,398          52,968           42,409           35,894

Research and development, Selling, marketing and
administration (4), and Amortization (4)                   49,132          47,388           45,632           43,948
Litigation (1)                                              9,201           5,653            7,459           25,540
Investment (income)                                        (2,264)         (2,222)          (2,496)          (2,498)
                                                   --------------- ---------------  ---------------  ---------------
Income (loss) before income taxes                          16,329           2,149           (8,186)         (31,096)

Income taxes (2)                                                -               -                -                -
                                                   --------------- ---------------  ---------------  ---------------
Net income (loss)                                       $  16,329        $  2,149       $  (8,186)       $  (31,096)
                                                   =============== ===============  ===============  ===============
Earnings (loss) per share (3)
  Basic                                                  $   0.10        $   0.01        $  (0.05)        $  (0.20)
  Diluted                                                $   0.10        $   0.01        $  (0.05)        $  (0.20)
-------------------------------------------------------------------------------------------------------------------
| Research and development                               $ 15,673        $ 14,701        $  14,387        $  12,535 |
| Selling, marketing and administration (4)                26,233          25,423           24,525           24,979 |
| Amortization (4)                                          7,226           7,264            6,720            6,434 |
|                                                  --------------- ---------------  ---------------  -------------- |
|                                                       $  49,132       $  47,388        $  45,632        $  43,948 |
|                                                  =============== ===============  ===============  ============== |
 -------------------------------------------------------------------------------------------------------------------


Notes:
------

(1) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(3)  See "Stock Split" and note 3 (a) to the Consolidated Financial Statements.

(4) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations center and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. There were no changes to previously reported net income (loss) as a result of any of these reclassifications.

RESULTS OF OPERATIONS

Three months ended November 27, 2004 compared to the three months ended November 29, 2003

REVENUE

Revenue for the third quarter of fiscal 2005 was $365.9 million, an increase of $212.0 million, or 137.7%, from $153.9 million in the third quarter of fiscal 2004.

A comparative revenue breakdown is set forth in the following table:


                                                                                    Change
                             Q3 2005                    Q3 2004                    2005/2004
                  ----------------------------------------------------------------------------------
                 __________________________
                |                          |
                |                          |
Handhelds sold  |      707,319             |       236,824                     470,495       198.7%
ASP             |  $       368             |     $     366                   $       2
                |                          |
Revenue Mix     |                          |
                |                          |
Handhelds       |  $   260,482      71.2%  |     $  86,645       56.3%       $ 173,837       200.6%
Service         |       61,002      16.7%  |        44,574       29.0%          16,428        36.9%
Software        |       25,648       7.0%  |        14,045        9.1%          11,603        82.6%
Other           |       18,720       5.1%  |         8,627        5.6%          10,093       117.0%
                |  ------------------------|----------------------------------------------------------
                |  $   365,852     100.0%  |     $  153,891     100.0%       $ 211,961       137.7%
                |  ========================|==========================================================
                |__________________________|



Handheld revenues increased by $173.8 million, or 200.6%, to $260.5 million or 71.2% of consolidated revenues in the third quarter of fiscal 2005 compared to $86.6 million, or 56.3%, of consolidated revenues in the third quarter of fiscal 2004. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 198.7% or 470,000 units to approximately 707,000, from approximately 237,000 in the third quarter of fiscal 2004. The Company launched a number of new products in fiscal 2004 and fiscal 2005 that operate on the GPRS, iDEN and CDMA1X wireless networks, which account for the volume growth. ASP increased to $368 in the current quarter from $366 in the third quarter of fiscal 2004. The Company expects its ASP to decline over the longer term as a result of the recent introduction of its lower priced 7100 series new product introduction and projected future sales volumes, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in a quarterly revenue change of approximately $7.0 million, based upon the Company's volume of handhelds shipped in the third quarter of fiscal 2005.

Service revenue increased $16.4 million, or 36.9%, to $61.0 million and comprised 16.7% of consolidated revenue in the third quarter of fiscal 2005, compared to $44.6 million, or 29.0% of consolidated revenue in the third quarter of fiscal 2004. BlackBerry subscribers increased by net 387,000 to approximately 2,044,000 from 1,657,000 as at August 28, 2004. The Company has continued to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers, for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the monthly average revenue per unit ("ARPU") for service is expected to continue to decline in fiscal 2005 as a result of: i) the aforementioned migration; and ii) the continuing net increase in the BlackBerry subscriber base represented by subscribers for which RIM receives a lower monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $11.6 million to $25.6 million in the third quarter of fiscal 2005 from $14.0 million in the third quarter of fiscal 2004, generally in line with the growth in handheld revenues during the third quarter of fiscal 2005.

Other revenue, which includes NRE, OEM radios, accessories, repair and maintenance programs, technical support and sundry miscellaneous, increased to $18.7 million in the third quarter of fiscal 2005 compared to $8.6 million in the third quarter of fiscal 2004. The majority of the increase was with respect to NRE, including one large contract which commenced and was completed during the quarter, and not expected to repeat in the fourth quarter of fiscal 2005. Growth in revenue streams such as accessories and non-warranty repair was partially offset by a reduction in revenues for OEM radios sold in the prior year.

Based on current handheld orders, growth attributable to the recent introduction of the 7100 series handhelds and subscriber growth forecasts, the Company expects revenue to increase for the fourth quarter of fiscal 2005, compared to the third quarter of 2005.

GROSS MARGIN

Gross margin increased by $118.9 million, or 164.2 %, to $191.3 million, or 52.3% of revenue, in the third quarter of fiscal 2005, compared to $72.4 million, or 47.0% of revenue, in the same period of the previous fiscal year. The net improvement of 5.3% in consolidated gross margin percentage was primarily due to the following factors:

o    An increase in NRE revenue;

o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;

o    A reduction in net warranty expense; and

o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

The foregoing factors were partially offset by a provision for excess and obsolete raw materials component parts inventories resulting from the transitioning to new handheld products during the third quarter of fiscal 2005 (see also "Critical Accounting Policies and Estimates - Inventory").

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended November 27, 2004 compared to the quarter ended August 28, 2004 and the quarter ended November 29, 2003. The Company believes it is meaningful to provide a comparison between the third quarter and the second quarter of fiscal 2005 given the quarterly increases in revenue realized by the Company during fiscal 2005.


                                                Three Month Fiscal Periods Ended
                             NOVEMBER 27, 2004               August 28, 2004            November 29, 2003
                         -------------------------------------------------------------------------------------

                                             % of                       % of                           % of
                                  $        REVENUE            $       Revenue            $           Revenue

Revenue                       $ 365,852                    $ 310,182                   $ 153,891
                        -------------------------------------------------------------------------------------


Research and
development                   $  27,137        7.4%        $  24,588         7.9%      $  15,673        10.2%
Selling, marketing and
administration                   49,297       13.5%           44,016        14.2%         26,233        17.0%
Amortization                      8,337        2.3%            9,442         3.1%          7,226         4.7%
                        -------------------------------------------------------------------------------------
                               $ 84,771       23.2%        $  78,046        25.2%      $  49,132        31.9%
                        =====================================================================================


RESEARCH AND DEVELOPMENT

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, software tools and related information technology infrastructure support.

Research and development expenditures increased by $11.4 million, to $27.1 million or 7.4% of revenue, in the quarter ended November 27, 2004 compared to $15.7 million, or 10.2% of revenue, in the previous year's third quarter. The majority of the increases during the third quarter of fiscal 2005, compared to the third quarter of fiscal 2004, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, and materials, certification and tooling expenses.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses increased by $23.1 million to $49.3 million for the third quarter of fiscal 2005 versus $26.2 million for the comparable period in fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 13.5% in the current quarter versus 17.0% in the comparable quarter of the preceding fiscal period.

The net increase of $23.1 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense and consulting and external advisory costs. Other increases were attributable to recruiting, travel and legal fees.

LITIGATION

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents. See also note 11 - Litigation to the Consolidated Financial Statements.

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court").

During the third quarter of fiscal 2005, the Company recorded an expense of $24.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to legal fees. The $20.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The Appeals Court remanded to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the District Court's judgment and the injunction were vacated, and the case was remanded to the District Court for further proceedings consistent with the Appeals Court's ruling.

As a result, the Appeals Court affirmed-in-part, vacated-in-part and remanded certain matters for further proceedings.

The Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above and in note 11 to the Consolidated Financial Statements, have been provided for as NTP litigation expenses as at November 27, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at November 27, 2004 as a result of future rulings by the courts, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers.

The Company expects to incur a charge of between $24.0 million and $27.0 million during the fourth quarter of fiscal 2005 with respect to the NTP litigation matter as a result of the Company's expected revenue growth in the U.S. marketplace, assuming a continuing royalty rate of 8.55%.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for enhanced compensatory damages, postjudgment interest and other net adjustments for the period August 30, 2003 to November 29, 2003.

INVESTMENT INCOME

Investment income increased by $7.8 million to $10.1 million in the third quarter of fiscal 2005 from $2.3 million in the comparable period of fiscal 2004. The increase primarily reflects improved interest rate yields and the significant increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period, including $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004.

INCOME TAXES

For the third quarter of fiscal 2005, the Company's income tax expense with respect to net income earned was $1.7 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's corporate tax expense was reduced by the utilization of previously unrecognized deferred tax assets. As at November 27, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. Deferred tax assets of approximately $67 million, excluding eligible scientific research and experimental development investment tax credits, as of November 27, 2004 have not been recognized for accounting purposes. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

NET INCOME

Net income was $90.4 million, or $0.48 per share basic and $0.46 per share diluted, in the third quarter of fiscal 2005 compared to net income of $16.3 million, or $0.10 per share basic and diluted, in the prior year's comparable period.

The Company had a weighted average 188,284 common shares outstanding (000's) for basic earnings per share ("EPS") and a weighted average 197,825 common shares outstanding for diluted EPS in the third quarter of fiscal 2005, compared to 156,842 common shares outstanding for basic EPS and 166,050 common shares outstanding for diluted EPS for the third quarter of fiscal 2004.

NINE MONTHS ENDED NOVEMBER 27, 2004 COMPARED TO THE NINE MONTHS ENDED NOVEMBER 29, 2003

REVENUE

Revenue for first nine months of fiscal 2005 was $945.6 million, an increase of $561.6 million, or 146.2%, from $384.0 million in the first nine months of fiscal 2004.

A comparative revenue breakdown is set forth in the following table:

                                                                                        Change
                          Q1, Q2 & Q3 2005           Q1, Q2 & Q3 2004                 2005/2004
                    ----------------------------------------------------------------------------------
                   ___________________________
                  |                           |
Handhelds sold    |      1,732,473            |     540,772                   1,191,701       220.4%
                  |                           |
ASP               |    $       384            |  $      378                 $         6
                  |                           |
Revenue Mix       |                           |
                  |                           |
Handhelds         |    $   664,531     70.3%  |  $  204,584       53.3%     $   459,947       224.8%
Service           |        167,377     17.7%  |     123,756       32.2%          43,621        35.2%
Software          |         75,911      8.0%  |      31,185        8.1%          44,726       143.4%
Other             |         37,826      4.0%  |      24,506        6.4%          13,320        54.4%
                  |---------------------------|-----------------------------------------------------
                  |    $   945,645    100.0%  |  $  384,031      100.0%     $   561,614       146.2%
                  |===========================|=====================================================
                  |___________________________}



Handheld revenues increased by $459.9 million, or 224.8%, to $664.5 million, or 70.3% of consolidated revenues, in the first nine months of fiscal 2005 compared to $204.6 million, or 53.3% of consolidated revenues, in the first nine months of fiscal 2004. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 220.4% or 1,192,000 units to approximately 1,732,000 from approximately 541,000 in the first nine months of fiscal 2004. ASP increased to $384 in the current fiscal period compared to $378 in the comparable period of fiscal 2004.

Service revenue increased $43.6 million, or 35.2%, to $167.4 million and comprised 17.7% of consolidated revenue in the first nine months of fiscal 2005, compared to $123.8 million, or 32.2% of consolidated revenue, in the first nine months of fiscal 2004. BlackBerry subscribers increased by 975,000 to approximately 2,044,000 from 1,069,000 as at February 28, 2004.

Software revenues increased $44.7 million to $75.9 million in the first nine months of fiscal 2005 from $31.2 million in the first nine months of fiscal 2004.

Other revenue increased to $37.8 million in the first nine months of fiscal 2005 compared to $24.5 million in the first nine months of fiscal 2004. Growth in revenue streams such as accessories, NRE and non-warranty repair was partially offset by a reduction in OEM radio revenues.

GROSS MARGIN

Gross margin increased by $316.8 million to $484.6 million, or 51.2% of revenue, in the first nine months of fiscal 2005, compared to $167.8 million, or 43.7% of revenue, in the same period of the previous fiscal year. The 7.5% improvement in consolidated gross margin was due to

The net improvement of 7.5% in consolidated gross margin percentage was primarily due to the following factors:

o    An increase in NRE revenue;

o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers; and

o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

The foregoing factors were partially offset by a provision for excess and obsolete raw materials component parts inventories resulting from the transitioning to new handheld products during fiscal 2005 (see also "Critical Accounting Policies and Estimates - Inventory").

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

RESEARCH AND DEVELOPMENT

Research and development expenditures increased by $27.3 million to $72.1 million, or 7.6% of revenue, for the nine months ended November 27, 2004 compared to $44.8 million, or 11.7% of revenue, in the previous year's first nine months.

The majority of the increase during the first nine months of fiscal 2005, compared to the first nine months of fiscal 2004, was attributable to salaries and benefits, third party new product development costs, materials, certification and tooling expenses, travel and recruiting.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses increased by $57.9 million to $134.1 million for the first nine months of fiscal 2005 versus $76.2 million for the comparable period in fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.2% compared to 19.8% in the first nine months of the preceding fiscal period.

The net increase of $57.9 million was primarily attributable to increased expenditures for marketing, advertising and promotion, compensation, legal and external advisory costs. Additional increases were for recruiting and travel. The Company had a net foreign exchange gain of $1.6 million in the first nine months of fiscal 2005 compared to a net foreign exchange gain of $1.2 million in the first nine months of fiscal 2004.

AMORTIZATION

Amortization expense on account of certain capital and intangible assets increased by $5.6 million to $26.8 million for the first nine months of fiscal 2005 compared to $21.2 million for the comparable period in fiscal 2004.

During the second quarter of fiscal 2005, the Company revised its amortization method to straight-line amortization and determined estimated useful lives of five to eight years, from the 20% declining balance method, for such capital assets, which better reflects a more realistic utilization and capacity patterns for these capital assets in the Company's manufacturing and research and development operations on a prospective basis, effective for the second quarter of fiscal 2005. This change resulted in incremental amortization expense of $1.0 million for the second quarter; $0.6 million is included in Cost of sales, with the balance included in Amortization.

During the first quarter of fiscal 2005, the Company reviewed and re-evaluated the estimated useful lives of its Information technology capital assets and determined that the estimated useful lives should be reduced to periods of three and four years from five years. The impact of this reduction in the estimated remaining useful lives of these capital assets resulted in incremental amortization expense of $3.1 million in the first quarter of fiscal 2005. Of this amount, $0.5 million was included in Cost of sales, with the balance of $2.6 million included in Amortization.

LITIGATION

During the first nine months of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees relating to the NTP matter.

During the first nine months of fiscal 2004, the Company recorded an expense of $22.3 million to provide for enhanced compensatory damages, prejudgment interest, postjudgment interest for the period August 6, 2003 to November 29, 2003, current and estimated future costs with respect to ongoing legal fees, and other net adjustments relating to the NTP matter.

INVESTMENT INCOME

Investment income increased by $18.2 million to $25.2 million in the first nine months of fiscal 2005 from $7.0 million in the comparable period of fiscal 2004. The increase primarily reflects improved interest rate yields and the increase in cash, cash equivalents, short-term investments and investments during the current fiscal period compared to the prior year's fiscal period, including $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004.

INCOME TAXES

For the first nine months of fiscal 2005, the Company's income tax expense with respect to net income earned was $2.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's corporate tax expense was reduced by the utilization of previously unrecognized deferred tax assets.

NET INCOME

Net income was $216.0 million, or $1.15 per share basic and $1.10 per share diluted, in the first nine months of fiscal 2005 compared to net income of $10.3 million, or $0.07 per share basic and $0.06 per share diluted in the prior year's comparable period.

The Company had a weighted average 187,141 common shares outstanding (000's) for basic EPS and a weighted average 196,162 common shares outstanding for diluted EPS for the nine month period of fiscal 2005, compared to a weighted average 155,576 basic and a weighted average 162,754 for diluted EPS, for the first nine months of fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED NOVEMBER 27, 2004 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 29, 2003

Cash and cash equivalents, short-term investments and investments increased by $52.9 million to $1.64 billion as at November 27, 2004 from $1.59 billion as at August 28, 2004. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at November 27, 2004.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                   AS AT              As at            CHANGE -
                                  NOVEMBER          August 28,         FISCAL
                                  27, 2004            2004            2005/2004
                              --------------------------------------------------

Cash and cash equivalents         $  734,197        $  799,308       $ (65,111)
Short-term investments                80,370            71,542           8,828
Investments                          829,547           720,378         109,169
                              --------------------------------------------------

Cash, cash equivalents,
short-term investments
and investments                  $ 1,644,114       $ 1,591,228        $  52,886
                              ==================================================

Cash flow provided by operating activities was $72.8 million in the third quarter of fiscal 2005 compared to cash flow used in operating activities $2.7 million in the third quarter of the preceding fiscal year, an increase of $75.5 million. The table below summarizes the key components of this net increase.

                                    Three Months Ended                 Change
                        NOVEMBER 27, 2004        November 29, 2003    2004/2003
                      ---------------------------------------------------------

Net income              $      90,395          $      16,329         $ 74,066

Amortization                   15,741                 13,857            1,884
Changes in:
  Trade receivables           (55,378)               (23,849)         (31,529)
  Other receivables               241                 (1,810)           2,051
  Inventory                   (12,832)                (5,665)          (7,167)
  Accounts payable             23,971                 (1,478)          25,449
  Accrued liabilities           1,549                   (159)           1,708
  All other                     9,086                     42            9,044
                      ---------------------------------------------------------
                        $      72,773          $      (2,733)        $ 75,506
                      =========================================================

Cash flow provided by financing activities was $17.9 million for the third quarter of fiscal 2005 compared to cash flow provided by financing activities of $13.9 million in the fiscal 2004 comparable period, both primarily proceeds from the exercise of stock options.

Cash flow used in investing activities, before proceeds from the disposition of short-term investments of $6.6 million and the acquisition of investments, less proceeds on sale or maturity of $130.8 million, was $31.1 million for the third quarter of fiscal 2005, including capital and intangible asset expenditures of $25.3 million and $5.8 million, respectively. For the third quarter of the prior fiscal year, cash flow used in investing activities, before the acquisition of short-term investments of $24.0 million, less proceeds on sale or maturity of $10.8 million, was $7.6 million, including capital and intangible asset expenditures of $6.1 million and $2.0 million, respectively.

NINE MONTHS ENDED NOVEMBER 27, 2004 COMPARED TO THE NINE MONTHS ENDED NOVEMBER 29, 2003

Cash and cash equivalents, short-term investments and investments increased by $153.8 million to $1.64 billion as at November 27, 2004 from $1.49 billion as at February 28, 2004.

Cash flow provided by operating activities was $190.0 million in the first nine months of fiscal 2005 compared to $23.6 million in the first nine months of the preceding fiscal year, an increase of $166.4 million. The table below summarizes the key components of this net increase.

                                    Nine Months Ended                   Change
                         NOVEMBER 27, 2004       November 29, 2003    2004/2003
                      ----------------------------------------------------------

Net income               $     215,960           $     10,292        $ 205,668

Amortization                    50,535                 39,518           11,017
Changes in:
  Trade receivables            (83,016)               (33,305)         (49,711)
  Other receivables            (12,406)                (3,538)          (8,868)
  Inventory                    (46,287)                (2,972)         (43,315)
  Accounts payable              39,678                  4,475           35,203
  Accrued liabilities           21,939                 11,565           10,374
  All other                      3,604                 (2,451)           6,055
                      ---------------------------------------------------------
                         $     190,007           $     23,584        $ 166,423
                      =========================================================

Cash flow provided by financing activities was $49.6 million for the first nine months of fiscal 2005, compared to cash flow provided by financing activities of $19.2 million in the fiscal 2004 comparable period, both primarily proceeds from the exercise of stock options.

Cash flow used in investing activities, before the acquisition of short-term investments, net of proceeds on the disposition or maturity, of $33.7 million and the acquisition of investments, less proceeds on sale or maturity of $549.1 million, was $78.6 million for the first nine months of fiscal 2005, including capital and intangible asset expenditures of $62.2 million and $14.3 million, respectively. For the first nine months of the prior fiscal year, cash flow used in investing activities, net of proceeds on sale or maturity of investments of $42.5 million and the acquisition of short-term investments of $24.0 million, was $42.0 million, including capital and intangible asset expenditures of $12.8 million and $29.7 million respectively.

NTP Litigation Funding

See also "Litigation" and notes 11 and 14(a) to the Consolidated Financial Statements.

Commencing in the third quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the sum of the current period's enhanced compensatory damages amount, calculated as 8.55% of infringing revenues (as determined by the District Court), plus postjudgment interest into a bank escrow account, subsequent to the end of each fiscal quarter (the "quarterly deposit"). The quarterly deposit is set aside in escrow until the completion of the ongoing litigation with NTP. The quarterly deposit obligation for the third quarter of fiscal 2005 and the quarterly deposits for the first nine months of fiscal 2005 and fiscal 2004 are reflected as Restricted cash of $89.9 million on the Consolidated Balance Sheet as at November 27, 2004.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 11 to the Consolidated Financial Statements. The letter of credit of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at November 27, 2004:


                                             Less than       One to      Four to      Greater than
                                  TOTAL      One Year     Three Years   Five Years    Five Years
                               --------------------------------------------------------------------
                               -----------
                              |           |
Long-term debt                | $   7,145 |    $   231       $  799      $ 6,115        $    -
Operating lease obligations   |    18,128 |      3,366        6,691        1,509         6,562
                              |           |
Purchase obligations and      |           |
commitments                   |   250,033 |    250,033            -            -             -
Capital lease obligations     |     9,731 |      9,731            -            -             -
Other long-term liabilities   |         - |          -            -            -             -
                              | ----------|--------------------------------------------------------
Total                         | $ 285,037 |  $ 263,361      $ 7,490      $ 7,624       $ 6,562
                               ====================================================================


Purchase obligations and commitments of $250.0 million as of November 27, 2004, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

As of November 27, 2004 the Company has commitments on account of capital expenditures of approximately $9.7 million included in the $285.0 million above, primarily for manufacturing and IT, including service operations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to demand plans adversely affects these certain key suppliers.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

As a result of the Company's common share offering in January 2004, which raised net cash proceeds of $905.2 million, plus cash flow in the first nine months of fiscal 2005, cash, cash equivalents, short-term investments and investments were $1.645 billion as at November 27, 2004. The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company's revenues are primarily transacted in U.S. dollars, Canadian dollars, British pounds and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian dollar, British pound, Euro, Australian dollar, Hong Kong dollar and Japanese yen. To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euros and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at November 27, 2004. As at November 27, 2004, the unrealized gain on these forward contracts was approximately $29.7 million (August 28, 2004 - unrealized gain of $7.1 million). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at November 27, 2004, a gain of $0.8 million was recorded in respect of this amount (August 28, 2004 - gain of $0.1 million). This amount was included with Selling, marketing and administration expense.

To hedge exposure relating to foreign currency accounts receivable, the Company has entered into forward foreign exchange contracts to sell British Pounds and purchase U.S. dollars and to sell Euros and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged receivables. For the period ending November 27, 2004, a loss of $1.4 million was recorded in respect of these forward contracts (August 28, 2004 - gain of $0.3 million). This amount was included with Selling, marketing and administration expense.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying short and medium term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

The Company estimates that a 1.0% change in the short-term interest rate would result in an adjustment of approximately $2.0 million for the investment yield quarterly income on the cash, cash equivalents and short-term investments portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant telecommunications carrier customers ("carriers") and on larger more complex contracts with respect to sales of the majority of its products and services. The Company expects this trend to continue as it generates an increasing amount of its handheld products, software and relay access service revenues through network carriers and resellers, rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, two customers comprised 22% and 22% of trade receivables as at November 27, 2004 (February 28, 2004 - two customers comprised 24% and 10%). Additionally, three customers comprised 21%, 19% and 12% of the Company's fiscal 2005 third quarter sales (fiscal 2004 - two customers comprised 15% and 13%).

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at November 27, 2004 is $1.5 million (February 28, 2004 - $2.4 million).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at November 27, 2004, the maximum exposure to a single counter-party was 39% of outstanding derivative instruments (August 28, 2004 - 40%).

COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S INTERIM 2005 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP ($000's).

                                                              As at
                                                   November 27,    February 28,
                                                      2004            2004
                                                  --------------  -------------

Total assets under U.S. GAAP                       $ 2,336,031    $ 1,931,378
                                                  ==============  =============

Total assets under Canadian GAAP                   $ 2,313,063    $ 1,925,297
                                                  ==============  =============

Total shareholders' equity under U.S. GAAP         $ 1,998,816    $ 1,716,263
                                                  ==============  =============


Total shareholders' equity under Canadian GAAP     $ 1,975,848    $ 1,710,182
                                                  ==============  =============

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below ($000's):


                                                              Three Months Ended
                                                     NOVEMBER 27,                November 29,
                                                         2004                       2003
                                                 ---------------------       --------------------

Net income under U.S. GAAP                               $    90,395                $    16,329
                                                 ---------------------       --------------------
Adjustments - Canadian GAAP
  Stock-based compensation costs (b)                          (1,579)                      (612)
                                                 ---------------------       --------------------
NET INCOME UNDER CANADIAN GAAP                           $    88,816                $    15,717
                                                 =====================       ====================


                                                               Nine Months Ended
                                                      NOVEMBER 27,               November 29,
                                                         2004                       2003
                                                 ---------------------       --------------------

Net income under U.S. GAAP                               $   215,960                $    10,292
                                                 ---------------------       --------------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                               -                     (1,393)
  Stock-based compensation costs (b)                          (4,521)                    (1,601)
                                                 ---------------------       --------------------
NET INCOME UNDER CANADIAN GAAP                           $   211,439                $     7,298
                                                 =====================       ====================


NOTES:
------

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company determined that there is no remaining value to these costs as a result of changes in the underlying operations.

b) As described in note 3(b) to the Consolidated Financial Statements, the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized. In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the third quarter of fiscal 2004, and the prior year comparatives were adjusted to reflect this adoption. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

                                                                 DOCUMENT 2


                                             Research In Motion Limited
                                       Incorporated under the Laws of Ontario
                             (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED BALANCE SHEETS                                                          As at
                                                              November 27            February 28            February 28
                                                                 2004                    2004                  2004
                                                          ------------------     -------------------    -------------------
                                                               U.S. GAAP                                      Cdn. GAAP
Assets
Current

Cash and cash equivalents (note 14(a))                       $   734,197            $  1,156,419           $  1,156,419
Short-term investments (note 6)                                   80,370                       -                      -
Trade receivables                                                178,229                  95,213                 95,213
Other receivables                                                 24,565                  12,149                 12,149
Inventory (note 5)                                                89,123                  42,836                 42,836
Restricted cash (note 11)                                         89,902                  36,261                 36,261
Other current assets (note 9)                                     39,970                  12,527                  7,059
                                                       ------------------     -------------------    -------------------
                                                               1,236,356               1,355,405              1,349,937

Investments (note 6)                                             829,547                 333,886                333,273
Capital assets (note 7)                                          174,636                 147,709                147,709
Intangible assets (note 8)                                        65,383                  64,269                 64,269
Goodwill                                                          30,109                  30,109                 30,109
                                                       ------------------     -------------------    -------------------
                                                            $  2,336,031            $  1,931,378           $  1,925,297
                                                       ==================     ===================    ===================

Liabilities
Current

Accounts payable                                              $   75,248              $   35,570             $   35,570
Accrued liabilities                                               92,477                  70,538                 70,538
Accrued litigation and related expenses (note 11)                141,838                  84,392                 84,392
Income taxes payable                                               3,511                   1,684                  1,684
Deferred revenue                                                  16,996                  16,498                 16,498
Current portion of long-term debt                                    231                     193                    193
                                                       ------------------     -------------------    -------------------
                                                                 330,301                 208,875                208,875
Long-term debt                                                     6,914                   6,240                  6,240
                                                       ------------------     -------------------    -------------------
                                                                 337,215                 215,115                215,115
                                                       ------------------     -------------------    -------------------

Shareholders' Equity
Capital stock
Issued - 188,925,618 common shares (February 28, 2004 -
184,830,132) (note 3(a))                                       1,879,094               1,829,388              1,829,388
Stock options (notes 3 (c) and 18(d))                                  -                       -                  2,890
Retained earnings (accumulated deficit)                           96,754               (119,206)              (122,096)
Accumulated other comprehensive income (note 9)                   22,968                   6,081                      -
                                                       ------------------     -------------------    -------------------
                                                               1,998,816               1,716,263              1,710,182
                                                       ------------------     -------------------    -------------------
                                                            $  2,336,031            $  1,931,378           $  1,925,297
                                                       ==================     ===================    ===================

Commitments and contingencies (notes 11 and 14)
See notes to the consolidated financial statements.


                                             Research In Motion Limited
                                       Incorporated under the Laws of Ontario
                             (United States dollars, in thousands) (unaudited) (note 1)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                             (Accumulated      Accumulated
                                                                Common Share    Deficit)          Other
                                                                  Purchase     Retained       Comprehensive
                                                Capital Stock     Warrants     Earnings           Income         Total
                                           -------------------------------------------------------------------------------

                                                                            U.S. GAAP

Balance as at March 1, 2003                     $  874,007       $    370   $  (171,035)        $    3,439     $  706,781

Comprehensive income (loss):
  Net income                                             -              -         51,829                 -         51,829
  Net change in unrealized gains
    on investmentsavailable for sale                                                                   613            613
  Net change in derivative fair
    value during the year                                -              -              -            11,941         11,941
  Amounts classified to earnings
    during the year                                      -              -              -           (9,912)        (9,912)

Shares Issued:
  Exercise of stock options                         49,771              -              -                 -         49,771
  Issue of common shares                           944,869              -              -                 -        944,869
  Share issue costs                               (39,629)              -              -                 -       (39,629)
  Exercise of warrants                                 370          (370)              -                 -              -
                                           -------------------------------------------------------------------------------
Balance as at February 28, 2004                $ 1,829,388        $     -    $ (119,206)        $    6,081    $ 1,716,263

Comprehensive income (loss):
  Net income                                             -              -        215,960                 -        215,960
  Net change in unrealized gains
    on investments available for sale                    -              -              -           (7,393)        (7,393)
  Net change in derivative fair
    value during the period                              -              -              -            30,474         30,474
  Amounts classified to earnings
    during the period                                    -              -              -           (6,194)        (6,194)
  Exercise of stock options                         49,706              -              -                 -         49,706
                                           -------------------------------------------------------------------------------
                                                    49,706                       215,960            16,887        282,553
                                           -------------------------------------------------------------------------------
Balance as at November 27, 2004                $ 1,879,094        $     -     $   96,754       $    22,968    $ 1,998,816
                                           ===============================================================================

See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                    (United States dollars, in thousands except per share data) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      For the Three Months Ended
                                                        November 27           November 29          November 29
                                                            2004                 2003                 2003
                                                     -------------------   ------------------    ----------------
                                                                     U.S. GAAP                      Cdn. GAAP
                                                                                                   (Adjusted -
                                                                                                   note 18(d))

Revenue                                                     $   365,852          $   153,891          $  153,891
Cost of sales                                                   174,557               81,493              81,493
                                                     -------------------   ------------------    ----------------
Gross margin                                                    191,295               72,398              72,398
                                                     -------------------   ------------------    ----------------
Expenses

Research and development                                         27,137               15,673              15,940
Selling, marketing and
 administration (note 4)                                         49,297               26,233              26,578
Amortization                                                      8,337                7,226               7,226
Litigation (note 11)                                             24,551                9,201               9,201
                                                     -------------------   ------------------    ----------------
                                                                109,322               58,333              58,945
                                                     -------------------   ------------------    ----------------
Income from operations                                           81,973               14,065              13,453

Investment income                                                10,133                2,264               2,264
                                                     -------------------   ------------------    ----------------
Income before income taxes                                       92,106               16,329              15,717
                                                     -------------------   ------------------    ----------------
Provision for income taxes (note 12)
Current                                                           1,711                    -                   -
Deferred                                                              -                    -                   -
                                                     -------------------   ------------------    ----------------
Future
                                                                  1,711                    -                   -
                                                     -------------------   ------------------    ----------------
Net income                                                   $   90,395           $   16,329           $  15,717
                                                     ===================   ==================    ================
Earnings per share (note 13)

Basic                                                        $     0.48           $     0.10           $    0.10
                                                     ===================   ==================    ================
Diluted                                                      $     0.46           $     0.10           $    0.09
                                                     ===================   ==================    ================

Weighted average number of common
 shares outstanding (000's)

Basic                                                           188,284              156,842             156,842
Diluted                                                         197,825              166,050             166,050

See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                    (United States dollars, in thousands except per share data) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       For the Nine Months Ended
                                                          November 27          November 29          November 29
                                                             2004                 2003                 2003
                                                       ------------------   ------------------   ------------------
                                                                       U.S. GAAP                     Cdn. GAAP
                                                                                                 (Adjusted - note
                                                                                                      18(d))

Revenue                                                      $   945,645          $   384,031          $   384,031
Cost of sales                                                    461,036              216,256              216,373
                                                       ------------------   ------------------   ------------------
Gross margin                                                     484,609              167,775              167,658
                                                       ------------------   ------------------   ------------------
Expenses

Research and development                                          72,104               44,761               45,545
Selling, marketing and
 administration (note 4)                                         134,135               76,182               76,882
Amortization                                                      26,827               21,209               22,602
Litigation (note 11)                                              58,434               22,313               22,313
                                                       ------------------   ------------------   ------------------
                                                                 291,500              164,465              167,342
                                                       ------------------   ------------------   ------------------

Income from operations                                           193,109                3,310                  316

Investment income                                                 25,181                6,982                6,982
                                                       ------------------   ------------------   ------------------

Income before income taxes                                       218,290               10,292                7,298
                                                       ------------------   ------------------   ------------------
Provision for income taxes (note 12)
Current                                                            2,330                    -                    -
Deferred                                                               -                    -                    -
                                                       ------------------   ------------------   ------------------
                                                                   2,330                    -                    -
                                                       ------------------   ------------------   ------------------
Net income                                                   $   215,960           $   10,292           $    7,298
                                                       ==================   ==================   ==================
Earnings per share (note 13)

Basic                                                         $     1.15           $     0.07           $     0.05
                                                       ==================   ==================   ==================
Diluted                                                       $     1.10           $     0.06           $     0.04
                                                       ==================   ==================   ==================

Weighted average number of common
 shares outstanding (000's)

Basic                                                            187,141              155,576              155,576

Diluted                                                          196,162              162,754              162,754

See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                For the Three Months Ended
                                                                      November 27        November 29        November 29
                                                                         2004               2003                2003
                                                                    ----------------   ----------------   -----------------
                                                                                 U.S. GAAP                   Cdn. GAAP
                                                                                                            (Adjusted -
                                                                                                            note 18(d))

Cash flows from operating activities

Net income                                                               $   90,395         $   16,329          $   15,717

Items not requiring an outlay of cash:
Amortization                                                                 15,741             13,857              13,857
Loss on disposal of capital assets                                                -                224                 224
(Gain) loss on foreign currency translation of long-term debt                   (15)                21                  21
Stock option expense (note 18(d))                                                 -                  -                 612
Unrealized foreign exchange (gain) loss                                         482                (57)                (57)

Net changes in working capital items (note 17)                              (33,830)           (33,107)            (33,107)
                                                                    ----------------   ----------------   -----------------
                                                                             72,773             (2,733)             (2,733)
                                                                    ----------------   ----------------   -----------------

Cash flows from financing activities

Issuance of share capital and warrants                                       17,958             13,964              13,964
Repayment of long-term debt                                                     (51)              (107)               (107)
                                                                    ----------------   ----------------   -----------------
                                                                             17,907             13,857              13,857
                                                                    ----------------   ----------------   -----------------
Cash flows from investing activities

Acquisition of investments                                                 (134,628)                 -                   -
Proceeds on sale or maturity of investments                                   3,861             10,814              10,814
Acquisition of capital assets                                               (25,252)            (6,108)             (6,108)
Acquisition of intangible assets, net                                        (5,827)            (2,018)             (2,018)
Acquisition of subsidiaries                                                       -                479                 479
Acquisition of short-term investments                                           (72)           (24,018)            (24,018)
Proceeds on sale and maturity of short-term investments                       6,609                  -                   -
                                                                    ----------------   ----------------   -----------------
                                                                           (155,309)           (20,851)            (20,851)
                                                                    ----------------   ----------------   -----------------
Foreign  exchange effect on cash and cash equivalents                          (482)                57                  57
                                                                    ----------------   ----------------   -----------------
Net decrease in cash and cash equivalents for the period                    (65,111)            (9,670)             (9,670)

Cash and cash  equivalents, beginning of period                             799,308            369,746             369,746
                                                                    ----------------   ----------------   -----------------
Cash and cash  equivalents, end of period                                $  734,197         $  360,076         $   360,076
                                                                    ================   ================   =================

See notes to the consolidated financial statements.


                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                               (United States dollars, in thousands) (unaudited) (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  For the Nine Months Ended
                                                                      November 27        November 29        November 29
                                                                         2004               2003                2003
                                                                    ----------------   ----------------   -----------------
                                                                                 U.S. GAAP                   Cdn. GAAP
                                                                                                            (Adjusted -
                                                                                                            note 18(d))

Cash flows from operating activities

Net income                                                               $  215,960         $   10,292          $    7,298

Items not requiring an outlay of cash:

Amortization                                                                 50,535             39,518              40,911
Loss on disposal of capital assets                                                -                224                 224
Loss (gain) on foreign currency translation of long-term debt                    17              (418)               (418)
Stock option expense (note 18(d))                                                 -                  -               1,601
Unrealized foreign exchange (gain) loss                                         482               (57)                (57)

                                                                                                                         -
Net changes in working capital items (note 17)                             (76,987)           (25,975)            (25,975)
                                                                    ----------------   ----------------   -----------------
                                                                            190,007             23,584              23,584
                                                                    ----------------   ----------------   -----------------

Cash flows from financing activities

Issuance of share capital and warrants                                       49,706             19,536              19,536
Repayment of long-term debt                                                   (146)              (304)               (304)
                                                                    ----------------   ----------------   -----------------
                                                                             49,560             19,232              19,232
                                                                    ----------------   ----------------   -----------------

Cash flows from investing activities

Acquisition of investments                                                (562,990)                  -                   -
Proceeds on sale or maturity of investments                                  13,924             42,502              42,502
Acquisition of capital assets                                              (62,163)           (12,770)            (12,770)
Acquisition of intangible assets, net                                      (14,275)           (29,671)            (29,671)
Acquisition of subsidiaries                                                 (2,149)                479                 479
Acquisition of short-term investments                                      (40,263)           (24,018)            (24,018)
Proceeds on sale and maturity of short-term investments                       6,609                  -                   -
                                                                    ----------------   ----------------   -----------------
                                                                          (661,307)           (23,478)            (23,478)
                                                                    ----------------   ----------------   -----------------
Foreign  exchange effect on cash and cash equivalents                         (482)                 57                  57
                                                                    ----------------   ----------------   -----------------
Net increase (decrease) in cash and cash equivalents for the period       (422,222)             19,395              19,395
Cash and cash equivalents, beginning of period                           1,156,419             340,681             340,681
                                                                    ----------------   ----------------   -----------------
Cash and cash  equivalents, end of period                               $  734,197          $  360,076         $   360,076
                                                                    ================   ================   =================

See notes to the consolidated financial statements.

                          RESEARCH IN MOTION LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   U.S. GAAP
            FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 27,
                          2004 AND NOVEMBER 29, 2003
                                  (unaudited)
         In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 28, 2004, which have been prepared in accordance with U.S. GAAP. A separate set of consolidated financial statements for the year ended February 28, 2004, were also prepared under Canadian GAAP. A summary of the Company's financial position and results of operations, as presented under Canadian GAAP, and a reconciliation of U.S. GAAP financial reporting to Canadian GAAP financial reporting, are included in note 18. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 27, 2004 are not necessarily indicative of the results that may be expected for the full year ending February 26, 2005.

2.   RECENTLY ISSUED PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICY

(a)  Consolidation of Variable Interest Entities

     In December 2003, the Financial Accounting Standards Board ("FASB") amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R had no impact on the Company's financial statements.

(b)  Other-Than-Temporary Impairment of Certain Investments

     The Emerging Issues Task Force released Issue No. 03-01
     Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01"). EITF 03-01 is applicable to companies with year-ends after December 15, 2003. The adoption of EITF 03-01 had no impact on disclosure in the Company's financial statements.

(c)  Change in Capital Assets Amortization Method

     During the second quarter of fiscal 2005, the Company reviewed the estimated useful lives of the capital assets, used in manufacturing and research & development operations, that result from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company therefore revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis effective the second quarter of fiscal 2005. This resulted in incremental amortization in the second quarter of $1.0 million; $0.6 million was included in Cost of sales and $0.4 million in Amortization.

3.   CAPITAL STOCK

(a)  Capital Stock

     The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of day on May 27, 2004. All share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the amount of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

                                                      Shares
                                                    Outstanding       Amount
                                                 -------------------------------

                                                     (000's)

Authorized - unlimited number of common shares

Common shares outstanding - February 28, 2004         184,830       $ 1,829,388

Exercise of options                                     4,096            49,706
                                                --------------------------------

Common shares outstanding - November 27, 2004         188,926       $ 1,879,094
                                                ================================

     During the third quarter of 2005, there were 1,229 stock options exercised.

     The Company had 188,978 common shares outstanding, 11,673 options outstanding and nil common share purchase warrants outstanding as at December 31, 2004.

(b)  Stock option plan (000's)

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is equal to the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at November 27, 2004 was 11,672 (February 28, 2004 - 16,018).

(c)  Stock based compensation

     Under U.S. GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant of the option. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees.

     Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                                  For the three months ended
                                                                                November 27,       November 29,
                                                                                    2004              2003
                                                                       ---------------------------------------
     Net income - as reported                                                   $   90,395         $   16,329
     Estimated stock-based compensation cost for the period                          4,239              5,475
                                                                       ---------------------------------------
     Net income - proforma                                                      $   86,156         $   10,854
                                                                       =======================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted
     average shares outstanding                                                    188,284            156,842

     Effect of dilutive securities:
       Employee stock options                                                        8,958              9,208
                                                                       ---------------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                               197,242            166,050
                                                                       =======================================
     Proforma earnings per share
       Basic                                                                     $    0.46          $    0.07
       Diluted                                                                   $    0.44          $    0.07


                                                                                 For the nine months ended
                                                                               November 27,     November 29,
                                                                                  2004             2003
                                                                          ----------------------------------
     Net income - as reported                                                  $  215,960        $   10,292
     Estimated stock-based compensation cost for the period                        16,105            13,952
                                                                          ----------------------------------
     Net income (loss) - proforma                                              $  199,855        $   (3,660)
                                                                          ==================================
     Denominator in 000's of shares:
     Denominator for basic earnings (loss) per share -
     weighted average shares outstanding                                          187,141           155,576

     Effect of dilutive securities:
       Employee stock options                                                       8,197                 -
                                                                          ---------------------------------
     Denominator for diluted earnings (loss) per share -
     adjusted weighted-average shares and assumed
     conversions                                                                  195,338           155,576
                                                                          =================================
     Proforma earnings (loss) per share
       Basic                                                                    $    1.07        $   (0.02)
       Diluted                                                                  $    1.02        $   (0.02)


     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                                               For the three months ended
                                                                                 November 27,  November 29,
                                                                                     2004         2003
                                                                          ---------------------------------
     Weighted average Black-Scholes value of each option                        $   37.22        $    11.18

     Assumptions:
       Risk free interest rates                                                      3.0%              3.0%
       Expected life in years                                                        4.0               4.0
       Expected dividend yield                                                         0%                0%
       Volatility                                                                     70%               70%

                                                                               For the nine months ended
                                                                                 November 27,  November 29,
                                                                                     2004         2003
                                                                          ---------------------------------
     Weighted average Black-Scholes value of each option                        $   28.21        $     5.22

     Assumptions:
       Risk free interest rates                                                  3.0-3.5%              3.0%
       Expected life in years                                                         4.0               4.0
       Expected dividend yield                                                         0%                0%
       Volatility                                                                      70%              70%

4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first nine months of fiscal 2005 includes $1.6 million with respect to a foreign exchange gain (2004 - foreign exchange gain of $1.2 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

5.   INVENTORY

     Inventory is comprised as follows:

                                                      November 27,  November 29,
                                                          2004         2003
                                                   ----------------------------
     Raw materials                                     $  63,359    $   35,119
     Work in process                                      25,598         8,713
     Finished goods                                        5,948         7,679
     Provision for excess and obsolete inventory          (5,782)       (8,675)
                                                   ----------------------------
                                                       $  89,123    $   42,836
                                                   ============================

6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year as at the date of acquisition. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

     Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

7.   CAPITAL ASSETS

     Capital assets comprise the following:

                                                      November 27, 2004
                                                         Accumulated   Net book
                                                Cost     amortization   value
                                             -----------------------------------
     Land                                    $  8,850  $         -   $    8,850
     Buildings and leaseholds                  76,659       12,856       63,803
     Information technology                   125,452       68,535       56,917
     Furniture, fixtures, tooling and
     equipment                                 98,105       53,039       45,066
                                             -----------------------------------
                                             $309,066  $   134,430   $  174,636
                                             ===================================

                                                     February 28, 2004
                                                         Accumulated  Net book
                                              Cost       amortization    value
                                           -------------------------------------
     Land                                  $    8,850     $      -     $   8,850
     Buildings and leaseholds                  67,148       10,047        57,101
     Information technology                    91,950       47,605        44,345
     Furniture, fixtures, tooling and
     equipment                                 78,955       41,542        37,413
                                           -------------------------------------
                                           $  246,903     $ 99,194     $ 147,709
                                           =====================================

     During the first quarter of fiscal 2005, the Company re-evaluated the estimated useful lives of its Information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years, which resulted in incremental amortization expense of $3.1 million for the quarter. Of this amount, $2.6 million was included in Amortization, with the balance of $0.5 million included in Cost of sales. The impact of this change was applied on a prospective basis. The Company also recorded incremental amortization expense of $1.0 million with respect to certain capital assets either no longer used by the Company or to reflect reduced estimated useful lives. Of this amount, $0.6 million was included in Cost of sales, with the balance included in Amortization. The impact of all of these adjustments resulted in incremental amortization expense of $4.1 million or $0.02 per share, basic and diluted in the first quarter.

     During the third quarter of fiscal 2005, the change of the estimated useful lives of the Information technology assets, as described in the preceding paragraph, resulted in incremental amortization expense of $0.9 million or $0.00 per share basic and diluted ($2.9 million for the year to date, or $0.02 per share basic and $0.01 per share diluted).

8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                               November 27, 2004
                                                  Accumulated         Net book
                                    Cost          amortization          value
                           ----------------------------------------------------
     Acquired technology          $  12,151         $   5,449        $   6,702
     Licences                        27,701            27,701           38,431
     Patents                         25,515             5,265           20,250
                           ----------------------------------------------------
                                  $ 103,798         $  38,415        $  65,383
                           ====================================================

                                               February 28, 2004
                                                 Accumulated          Net book
                                Cost             amortization           value
                          ----------------------------------------------------
     Acquired technology         $   10,012         $   3,746        $   6,266
     Licences                        52,216            15,299           36,917
     Patents                         25,156             4,070           21,086
                          ----------------------------------------------------
                                 $   87,384         $  23,115        $  64,269
                          ====================================================

     As described in note 12(b) of the Company's fiscal 2004 audited consolidated financial statements, the Company received a lump sum settlement amount in the first quarter of fiscal 2005 as part of a settlement and the acquisition of a license agreement that consequently dismissed a series of pending lawsuits with respect to a patent litigation matter. This lump sum settlement amount was credited to Intangible assets as a recovery of previously capitalized costs incurred by the Company.

9.   COMPREHENSIVE INCOME

     The components of comprehensive income are shown in the following tables:


                                                                               For the three months ended
                                                                              November 27      November 29
                                                                               2004              2003
                                                                         -----------------------------------
     Net income                                                                 $  90,395       $   16,329

     Net change in unrealized losses on available-for-sale investments             (6,252)               -
     Net change in fair value of derivatives during the period                     25,621           10,021
     Amounts reclassified to earnings during the period                            (3,002)          (3,366)
                                                                         -----------------------------------
     Comprehensive income                                                       $  106,762      $   22,984
                                                                         ===================================

                                                                               For the nine months ended
                                                                               November 27      November 29
                                                                                  2004              2003
                                                                         -----------------------------------
     Net income                                                                 $ 215,960       $   10,292

     Net change in unrealized losses on available-for-sale investments             (7,393)               -
     Net change in fair value of derivatives during the period                     30,474           16,459
     Amounts reclassified to earnings during the period                            (6,194)          (7,617)
                                                                         -----------------------------------

     Comprehensive income                                                       $ 232,847       $   19,134
                                                                         ===================================

     The components of accumulated other comprehensive income are as follows:

                                                                               November 27,      February 28,
                                                                                  2004              2004
                                                                         -----------------------------------
     Accumulated net unrealized gains (losses) on available-for-sale            $  (6,780)       $     613
     investments
     Accumulated net unrealized gains on derivative instruments                    29,748            5,468
                                                                         -----------------------------------
     Total accumulated other comprehensive income                               $  22,968        $   6,081
                                                                         ===================================

     The fair value of derivative instruments of $29.2 million (February 28, 2004 - $5.4 million) is included in Other current assets on the Consolidated Balance Sheets.

10.  RESTRUCTURING CHARGES

     During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The changes in the restructuring provision during the nine months ended November 27, 2004 are summarized below:

                                         Balances as at                                    Balances as at
                                          February 28,                                     November 27,
                                              2004          Cash Payments    Write-offs      2004
                                        ------------------------------------------------------------------
Excess facilities and capital assets       $    1,263        $     237       $       -      $      1,026
                                        ==================================================================

     The balance of the restructuring provision of $1.0 million as at November 27, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.

11.  LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     Fiscal 2002

     In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

     Fiscal 2003

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     Fiscal 2004

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004.

     Fiscal 2005

     During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004.

     On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court"). During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at August 28, 2004.

     During the third quarter of fiscal 2005, the Company recorded an expense of $24.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $20.3 million attributable to enhanced compensatory damages and postjudgment interest attributable to the third quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

     On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of the other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The Appeals Court remanded to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction.

     As a result, the Appeals Court affirmed-in-part, vacated-in-part and remanded certain matters for further proceedings.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for NTP litigation expenses as at November 27, 2004. The actual resolution of the NTP matter may differ materially from the estimates as at November 27, 2004 as a result of future court rulings, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

12.  INCOME TAXES

     For the first nine months of fiscal 2005, the Company's income tax expense was $2.3 million. The Company's remaining income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company continues to evaluate and examine the deferred tax assets and valuation allowance on a quarterly basis. As at November 27, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at November 27, 2004.

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

13.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                                                  For the three months ended
                                                                               November 27,        November 29,
                                                                                     2004                2003
                                                                          ---------------------------------------


     Numerator for basic and diluted earnings per share available to
     common stockholders                                                          $  90,395           $    16,329
                                                                          =======================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average
     shares outstanding                                                             188,284              156,842

     Effect of dilutive securities:
        Employee stock options                                                        9,541                9,208
                                                                          ---------------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                                197,825              166,050
                                                                          =======================================
     Earnings per share
        Basic                                                                   $      0.48           $     0.10
        Diluted                                                                 $      0.46           $     0.10


                                                                               For the nine months ended
                                                                             November 27,        November 29,
                                                                                2004                2003
                                                                          --------------------------------------
     Numerator for basic and diluted earnings per share
     available to common stockholders                                             $ 215,960           $   10,292
                                                                          ======================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted
     average shares outstanding                                                     187,141              155,576

     Effect of dilutive securities:
       Employee stock options                                                         9,021                7,178
                                                                          --------------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                                196,162              162,754
                                                                          ======================================
     Earnings per share
       Basic                                                                      $    1.15           $     0.07
       Diluted                                                                    $    1.10           $     0.06


14.  CONTINGENCIES

(a)  Credit Facility

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and had previously utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter, as described in note 11. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations being funded into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets.

     The Company has utilized an additional $5.0 million of the Facility to secure other operating and financing requirements. $17.0 million of the Facility was unused as at November 27, 2004. The Company has pledged specific investments as security for this Facility.

     The Company has additional credit facilities in the amount of $17.1 million to support and secure other operating and financing requirements; as at November 27, 2004, $15.6 million of these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

(b)  Other Litigation

     RIM received a letter from Inpro II Licensing, S.a.r.l. ("Inpro") in calendar 2003 suggesting that RIM may require a license of two patents held by Inpro (the "Inpro Patents"). On October 31, 2003, following a thorough review of the Inpro Patents, RIM filed a declaratory judgment action (the "Texas Action") against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. The Texas Action sought a ruling that the Inpro Patents were invalid and/or were not infringed by RIM. On or about November 18, 2003, Inpro filed an action (the "Delaware Action") in the U.S. District Court for the District of Delaware (the "Delaware Court") against RIM and one of its customers, asserting infringement of one of the Inpro Patents, which relates to electronic devices having user-operable input means such as a thumb wheel. Inpro sought a preliminary and permanent injunction and an unspecified amount of damages. On December 20, 2004, the parties filed a Stipulated Order and Judgment (the "Stipulation") with the Delaware Court. Within the Stipulation, Inpro informed the Delaware Court that based on the Delaware Court's claim construction order issued on November 29, 2004, Inpro cannot prevail on the issue of either direct or indirect infringement on any asserted claim, either literally or under the doctrine of equivalents, with respect to any accused RIM device. As a result, and in accordance with the Stipulation, judgment was entered on December 28, 2004 in the Delaware Action: (a) in RIM's favour and against Inpro on all claims in Inpro's complaint for patent infringement; (b) in RIM's favour on RIM's counterclaim for a declaratory judgment of non-infringement with respect to all claims of one of the Inpro Patents; and (c) dismissing without prejudice RIM's counterclaim for a judgment of invalidity as moot. The judgment in the Delaware Action is subject to appeal by Inpro. During the second quarter of fiscal 2005, the Company amended its Complaint in the Texas Action to withdraw issues relating to the Inpro Patent that was the subject of the Delaware Action. Inpro brought a motion to stay the Company's Texas Action, or alternatively, transfer it to Delaware. The Company has filed its responding material and the Texas Court has not yet ruled on the motion. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at November 27, 2004.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served Research In Motion UK Limited (the Company's wholly owned UK subsidiary) with a Third Party Notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones sold by TMO in Germany (the "Neomax Patent"). The Third Party Notice seeks unquantified indemnification claims against Research In Motion UK Limited (and against the other cell phone manufacturers named in the Third Party Notice) for damages incurred by TMO in the Neomax Litigation. The Company has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. The hearing of TMO's appeal in the Neomax Litigation will not likely take place before the fourth quarter of calendar year 2005. The Company may file a brief in support of TMO's appeal on or before February 28, 2005. TMO has also brought a separate action against Neomax for a finding that the Neomax Patent is invalid, however the Company is not a party to that lawsuit. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these financial statements as at November 27, 2004.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

15.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

16.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's warranty expense and actual warranty experience for the nine months ended November 27, 2004, as well as the accrued warranty obligations as at November 27, 2004, are set forth in the following table:

     Accrued warranty obligations as at February 28, 2004                        $    9,246

     Actual warranty experience for the nine months ended November 27,
     2004                                                                            (3,710)
     Warranty provision for the nine months ended November 27, 2004
                                                                                     19,674
     Adjustments for changes in estimate for the nine months ended
     November 27, 2004                                                               (7,920)
                                                                                -----------
     Accrued warranty obligations as at November 27, 2004                        $   17,290
                                                                                ===========

17.  CASH FLOW INFORMATION

     Net changes in working capital items:

                                                 For the Three Months Ended            For the Nine Months Ended
                                                           November                             November
                                                  27, 2004          29, 2003            27, 2004         29, 2003
                                          ------------------------------------  ----------------------------------
     Trade receivables                           $ (55,378)       $  (23,849)         $ (83,016)       $  (33,305)
     Other receivables                                 241            (1,810)           (12,406)           (3,538)
     Inventory                                     (12,832)           (5,665)           (46,287)           (2,972)
     Other current assets                              406              (358)            (3,025)           (1,037)
     Accounts payable                               23,971            (1,478)            39,678             4,475
     Accrued liabilities                             1,549              (159)            21,939            11,565
     Accrued litigation and related
     expenses                                       24,240             9,583             57,446            21,352
     Restricted cash                               (20,302)           (9,034)           (53,641)          (23,532)
     Income taxes payable                            1,757                40              1,827             1,089
     Deferred revenue                                2,518              (377)               498               (72)
                                          ------------------------------------  ----------------------------------
                                                 $ (33,830)       $  (33,107)         $ (76,987)       $  (25,975)
                                          ====================================  ==================================


18. SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP which conform in all material respects with Canadian GAAP except as set forth below:

     Consolidated Balance Sheets

                                                                                        November 27,        February 28,
                                                                                           2004               2004
                                                                                  ---------------------------------------


     Total assets under U.S. GAAP                                                        $ 2,336,031         $ 1,931,378
     Adjustments - Canadian GAAP
       Mark to market on available-for-sale investments (b)                                    6,780                (613)
       Derivative financial instruments (c)                                                  (29,748)             (5,468)
                                                                                  ---------------------------------------
     Total assets under Canadian GAAP                                                    $ 2,313,063         $ 1,925,297
                                                                                  =======================================
     Total shareholders' equity under U.S. GAAP                                          $ 1,998,816         $ 1,716,263
     Adjustments - Canadian GAAP
       Mark to market on available-for-sale investments (b)                                    6,780                (613)
       Derivative financial instruments (c)                                                  (29,748)             (5,468)
                                                                                  ---------------------------------------
     Total shareholders' equity under Canadian GAAP                                      $ 1,975,848         $ 1,710,182
                                                                                  =======================================

Consolidated Statements of Operations

                                                                                 For the three months ended
                                                                               November 27,       November 29,
                                                                                    2004               2003
                                                                            -------------------------------------
     Net income under U.S. GAAP                                                    $   90,395         $   16,329
     Adjustments - Canadian GAAP
       Stock-based compensation costs (d)                                              (1,579)              (612)
                                                                            -------------------------------------
     Net income under Canadian GAAP                                                $   88,816         $   15,717
                                                                            =====================================

                                                                                  For the nine months ended
                                                                               November 27,       November 29,
                                                                                    2004               2003
                                                                            -------------------------------------
     Net income under U.S. GAAP                                                    $  215,960         $   10,292
     Adjustments - Canadian GAAP
       Start-up costs (a)                                                                   -            (1,393)
       Stock-based compensation costs (d)                                             (4,521)            (1,601)
                                                                            -------------------------------------
     Net income under Canadian GAAP                                                $  211,439         $    7,298
                                                                            =====================================


(a)  Start-up costs

     As at February 28, 2001, under U.S. GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed five years. The amortization effect and the tax effect of this adjustment are also reflected above. The Company had expensed all start-up costs previously incurred during the second quarter of fiscal 2004 as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

(b)  Available-for-sale investments

     Under U.S. GAAP, SFAS 115 prescribes that available-for-sale investments are marked-to-market with the resulting unrealized gains being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.

     Under Canadian GAAP, these types of investments are carried at amortized cost less any charges for impairment for declines in the market value that are other than temporary.

(c)  Derivative financial instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

     Under U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

(d)  Accounting for stock compensation

     As described in note 3(b), the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized.

     In November 2003, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the first quarter of fiscal 2004, and the prior year comparatives have been adjusted to reflect this adoption.

     In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued subsequent to the end of fiscal 2003. In addition, proforma stock-based compensation expense is calculated on all grants issued subsequent to the end of fiscal 2002. The disclosures in the following table show the Company's net income and earnings per share on a proforma basis using the fair value method, as determined by the Black-Scholes pricing model, amortizing the indicated value over the vesting period of the underlying option on a straight-line basis:

                                                                             For the three months ended
                                                                           November 27,       November 29,
                                                                               2004              2003
                                                                        -------------------------------------
     Net income - as reported                                                    $  88,816        $   15,717
     Stock-based compensation costs included in reported net
     income                                                                          1,579               612
     Total stock-based employee compensation expense
     determined under the fair value based method subsequent
     to implementation of CICA 3870                                                 (1,687)             (973)
                                                                        -------------------------------------
     Net income under Canadian GAAP - proforma                                   $  88,708        $   15,356
                                                                        =====================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted
     average shares outstanding                                                    188,284           156,842

     Effect of dilutive securities:
       Employee stock options                                                        9,168             9,208
                                                                        -------------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                               197,452           166,050
                                                                        =====================================
     Proforma net earnings per share
       Basic                                                                      $   0.47         $    0.10
       Diluted                                                                    $   0.45         $    0.09

                                                                                For the nine months ended
                                                                           November 27,       November 29,
                                                                               2004              2003
                                                                        -------------------------------------


     Net income - as reported                                                   $  211,439        $    7,298
     Stock-based compensation costs included in reported net
     income                                                                          4,521
                                                                                                       1,601
     Total stock-based employee compensation expense determined under the fair value based method subsequent to
     implementation of CICA 3870                                                    (5,380)           (2,676)
                                                                        -------------------------------------
     Net income under Canadian GAAP - proforma                                  $  210,580        $    6,223
                                                                        =====================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average
     shares outstanding                                                            187,141           155,576

     Effect of dilutive securities:
       Employee stock options                                                        8,525            7,178
                                                                        -------------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                               195,666           162,754
                                                                        =====================================
     Proforma net earnings per share
       Basic                                                                    $     1.13        $    0.04
       Diluted                                                                  $     1.08        $    0.04


(e)  Earnings per share

     The following table sets forth the computation of basic and diluted earnings per share under Canadian GAAP:

                                                                                   For the three months ended
                                                                                November 27,         November 29,
                                                                                     2004                  2003
                                                                               -----------------------------------
     Numerator for basic and diluted earnings per share available to
     common stockholders                                                           $    88,816          $    15,717
                                                                                -----------------------------------
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average
     shares outstanding                                                                188,284              156,842

     Effect of dilutive securities:
       Employee stock options
                                                                                         9,219                9,208
                                                                                -----------------------------------
     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                                   197,503              166,050
                                                                                ===================================
     Earnings per share under Canadian GAAP
       Basic                                                                       $      0.47          $      0.10
       Diluted                                                                     $      0.45          $      0.09



                                                                                    For the nine months ended
                                                                                 November 27,         November 29,
                                                                                      2004                  2003
                                                                                -----------------------------------
     Numerator for basic and diluted earnings per share available to
     common stockholders                                                           $   211,439          $     7,298
                                                                                ===================================
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average
     shares outstanding                                                                187,141              155,576

     Effect of dilutive securities:
       Employee stock options                                                            8,595                7,178
                                                                                -----------------------------------

     Denominator for diluted earnings per share -  adjusted
     weighted-average shares and assumed conversions                                   195,736              162,754
                                                                                ===================================
     Earnings per share under Canadian GAAP
       Basic                                                                       $      1.13          $      0.05
       Diluted                                                                     $      1.08          $      0.04


                                                                 DOCUMENT 3

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Michael Lazaridis, the President and co-Chief Executive Officer of Research In Motion Limited, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending November 27, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: January 7, 2005



/s/ Michael Lazaridis
----------------------------------------
Michael Lazaridis
President and co-Chief Executive Officer

                                                                 DOCUMENT 4

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, James Balsillie, the Chairman and co-Chief Executive Officer of Research In Motion Limited, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending November 27, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: January 7, 2005



/s/ James Balsillie
---------------------------------------
James Balsillie
Chairman and co-Chief Executive Officer

                                                                     DOCUMENT 5

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Dennis Kavelman, Chief Financial Officer of Research In Motion Limited, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited for the interim period ending November 27, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: January 7, 2005




/s/ Dennis Kavelman
--------------------------------
Dennis Kavelman
Chief Financial Officer

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RESEARCH IN MOTION LIMITED
                                            -----------------------------------
                                                     (Registrant)

Date:  January 11, 2005                     By: /s/ Dennis Kavelman
       ------------------                      --------------------------------
                                               Name:  Dennis Kavelman
                                               Title: Chief Financial Officer